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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

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                            DANIEL INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)

                            DANIEL INDUSTRIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                          (TITLE OF CLASS SECURITIES)

                                  236235-10-7
                     (CUSIP Number of Class of Securities)


                                JAMES M. TIDWELL
                          EXECUTIVE VICE PRESIDENT AND
                            CHIEF FINANCIAL OFFICER
                            DANIEL INDUSTRIES, INC.
                              9753 PINE LAKE DRIVE
                              HOUSTON, TEXAS 77055
                                 (713) 467-6000
          (Name, Address and Telephone Number of Person Authorized to
               Receive Notice and Communications on Behalf of the
                          Person(s) Filing Statement)

                                 With copy to:

                             CHARLES H. STILL, ESQ.
                          FULBRIGHT & JAWORSKI L.L.P.
                           1301 MCKINNEY, SUITE 5100
                           HOUSTON, TEXAS 77010-3095
                                 (713) 651-5270


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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed with the Securities and Exchange Commission (the "Commission") on May 20, 1999 by Daniel Industries, Inc., a Delaware corporation (the "Company"), as amended by Amendment No. 1 filed with the Commission on May 25, 1999, in connection with the offer by Emersub LXXIV, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation ("Parent"), to purchase all outstanding shares of Common Stock, $1.25 par value (the "Common Stock"), of the Company, including the related right as to each share to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value, of the Company (singularly, a "Right" and collectively, the "Rights") (singularly, a share of such Common Stock, including the related Right, a "Share" and collectively, the "Shares"), at $21.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated as of May 18, 1999 and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 dated May 18, 1999, as amended by Amendment No. 1 filed with the Commission on May 24, 1999 and Amendment No. 2 filed with the Commission on May 27, 1999 (as so amended, the "Schedule 14D-1") of Purchaser and Parent.

         All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         Item 4(a) is hereby amended and supplemented by adding to the end thereof the following:

         Background of the Transaction. On March 4, 1999, the Company received an unsolicited written proposal for a business combination with another company in which the Company's stockholders would receive cash and stock of the other company aggregating $15 per share of Common Stock. On the same date, the Company retained Simmons & Company International ("Simmons"), as the Company's financial advisor, to assist the Company in its consideration of the business combination proposal.

         On March 16, 1999, the Board of Directors of the Company met to consider the business combination proposal. At that meeting the Board discussed the proposal with Simmons and the Company's management and legal advisors. The Board, with the assistance of its advisors, also considered the Company's business, historical and projected future performance, historical trading prices for the Company's stock, market conditions, competition, possible alternative transactions (including a sale of the Company) for maximizing value for the Company's stockholders, the potential values for the Company using discounted cash flows, various multiples and comparable transactions analyses and the range of possible values that could be achieved if the Company were to remain independent or pursue its other alternatives. After considering all of those factors, the Board (i) determined that the business combination proposal was inadequate and rejected it and (ii) decided to initiate a strategic review to evaluate its options for maximizing the value of the Company to its stockholders, including a possible business combination with a larger company.

         Later on March 16, 1999, the Company announced publicly that its Board of Directors had received and rejected the unsolicited proposal described above and that the Board had decided to initiate a strategic review to evaluate its options for maximizing the value of the Company to its stockholders. The Company also announced that it had retained Simmons to assist the Company with its strategic review.

         In the course of the Company's review, 28 potential purchasers for the Company were given the opportunity to sign confidentiality agreements. The Company and Simmons believed that these 28 parties constituted the companies that could be expected both to have an interest in pursuing a transaction with the Company and to be able to consummate a transaction at an acceptable price. Nineteen of these parties, including Parent, agreed to execute confidentiality agreements. Thereafter, Simmons distributed the Company's Confidential Descriptive Memorandum prepared by Simmons and the Company to each of the interested parties that had executed a confidentiality agreement. The Confidential Descriptive Memorandum contained a more detailed analysis of the Company's business than was available publicly and included portions of the Company's strategic business plan, projections for the Company as a whole as well as for its business units and a description of the key underlying assumptions by business unit used in developing the projections.



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         Interested parties were invited to submit preliminary indications of interest on April 19, 1999 based on the information provided, subject to confirmatory due diligence, stating the price and form of consideration (including cash, stock or a combination of the two) that they would be willing to pay in an acquisition transaction involving the Company. Subsequent to the receipt and review of the preliminary indications of interest, the Company invited nine of those interested parties separately to attend a presentation by the Company's management, to tour the Company's plant and office facilities in Houston, Texas and to review selected due diligence materials in a data room at the Company's offices. Eight of those interested parties, including Parent, participated in that due diligence review of the Company. Each of these eight interested parties was also provided with two versions of the Company's proposed merger agreement, one for use with a stock for stock acquisition and the other for use in a cash acquisition.

         The eight interested parties were invited to submit firm proposals by May 24, 1999 which were to state, among other things, the price each was willing to pay to acquire the Company, the form of consideration to be paid to the Company's stockholders and any financing or other contingencies, and to include their comments on the applicable version of the Company's proposed form of merger agreement.

         Throughout the proposal solicitation process, the Company and its advisors were in regular contact with the interested parties regarding their due diligence investigation of the Company and their bids for the Company.

         At the request of Parent, C.F. Knight, Chairman & CEO of Parent, and D.N. Farr, Senior Executive Vice President of Parent responsible for the Process Control business of Parent, met on May 7, 1999 with key management of the Company, including R.C. Lassiter, the Chairman of the Board and CEO of the Company. Following that meeting, Mr. Knight proposed to Mr. Lassiter that Parent acquire the Company for $21.25 per Share in cash. Messrs. Lassiter, Knight and Farr discussed Parent's proposal and tentatively agreed on it, subject to the approval of the Boards of Directors of the Company, Parent and Purchaser, negotiation of definitive agreements and receipt by the Company of a fairness opinion from Simmons.

         Among other things, Parent's offer of $21.25 in cash per Share was higher than any indication of interest submitted previously by any other party and, in the Company's opinion, was likely to be superior to any bid that any other potential purchaser was likely to make. In addition, Parent's proposed terms permitted another bidder to make a superior proposal which Parent could respond to with a more favorable proposal; or if the Parent did not do so, the Company could terminate its Merger Agreement with Parent and the Purchaser and, subject to paying certain termination fees and expense reimbursement to Parent, enter into a merger agreement with the alternative bidder. To date, the Company has not received any proposal or indication of interest higher than $21.25 per Share.

         Between May 7, 1999 and May 12, 1999, representatives of the Company and Parent (including financial and legal advisors) met to negotiate the terms of the Merger Agreement and the Stock Option Agreement.

         On May 12, 1999, at a meeting of the Board of Directors of the Company, the Board received a presentation by Simmons and its opinion that, as of that date, and based on the assumptions made, matters considered and limits of review set forth therein, the consideration to be received by the holders of the Shares (other than Parent and its affiliates) in the Offer and the Merger is fair to such holders from a financial point of view. After discussion and consideration of the factors previously described in Item 4 of the Company's
Schedule 14D-9, the Board unanimously approved the Offer and the Merger (including the execution of the Merger Agreement and the Stock Option Agreement) based on its conclusion that Parent's offer of $21.25 in cash per Share was superior to all other options available to the Company for maximizing value to its stockholders, including the option to remain independent. The Board also unanimously recommended that stockholders tender their Shares pursuant to the Offer.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 18 -- Letter to Stockholders dated June 7, 1999

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 1999

                                       DANIEL INDUSTRIES, INC.



                                       By       /s/ James M. Tidwell
                                          --------------------------------------
                                                   James M. Tidwell
                                             Executive Vice President and
                                                Chief Financial Officer

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                                 EXHIBIT INDEX



         EXHIBIT NO.                   DESCRIPTION
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
             18              Letter to Stockholders dated June 7, 1999